FORM 8-A



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    SPSS Inc.

             (Exact name of registrant as specified in its charter)

         Delaware                                           36-2815980

(State of incorporation or organization)        (I.R.S. Employer Identification
                                                             No.)

444 North Michigan Avenue, Chicago, Illinois                 60611
(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of Each Exchange on Which
Title of Each Class to be so Registered     Each Class is to be Registered
------------------------------------------  ------------------------------------
None.                                       None.


If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [__]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_x_]

Securities Act registration statement file number to which this form relates:
____________
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights
----------------------------
(Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered

                  On February 20, 1998, the Board of Directors of SPSS Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was payable on June 30, 1998 (the "Record Date") to the stockholders of record on that date. Upon the occurrence of certain events, each Right entitles the registered holder to purchase from the Company one common share of the Company at a price of $175 per Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agents).

                  Initially, with respect to any of the Common Share certificates outstanding as of the Record Date, the Rights will be evidenced by a Common Share certificate together with a copy of this Summary of Rights attached thereto and no separate Rights Certificates will be distributed. With respect to Common Share certificates issued after the Record Date, the Rights will be evidenced by a legend affixed to each such certificate incorporating the Rights Agreement by reference.

                  The Rights are not exercisable and are not freely tradable separate from the Common Shares until the occurrence of a Distribution Date ("Distribution Date"). A Distribution Date occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares ("Acquiring Person") or (ii) 10 business days (or some later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding Common Shares or where Continuing Directors deem certain events have constituted an Adverse Change of Control (as herein more fully described).

                  The Rights Agreement provides that, until the Distribution Date (or an earlier redemption or expiration of the Rights), the Rights will only be transferred with the Common Shares, however, the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without a legend or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following a Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Such Rights are, however, null and void as to any Acquiring Person.


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



                  The Rights will expire on June 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                  The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights, are subject to customary adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in such Purchase Price. The Company shall not be required to issue fractional Rights or shares and in lieu thereof, an adjustment in cash will be made based on the current market value of the Rights or shares.

                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which are void), will thereafter have the right to receive, upon exercise of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

                  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right, or in circumstances such as where the Right cannot be exercised for stock or the assets of the Company have been distributed, an amount of cash equal to the value of such Rights shall be paid.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, per Right (subject to adjustment).

                  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") provided, however, if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors of the Company as a result of proxy or consent solicitations and a person who was a participant in such solicitations has stated that such person (or any of its affiliates or associates) has taken, intends to take or may consider taking actions that would result in such person becoming an Acquiring Person (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. "Continuing Director" means (i) any member of the Board of Directors of the Company who is not an Acquiring Person, (or a representative, affiliate or associate of an Acquiring Person), and was a member of the Board prior to the Record Date, or (ii) any person who subsequently becomes a member of the Board who is not an Acquiring Person (or a representative, affiliate or associate of an Acquiring Person), if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above regarding percentage ownership whereby any person or group of affiliated or associated persons becomes an Acquiring Person, provided, however, no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  A copy of the Rights Agreement, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as Exhibits, the Form of Rights Certificate and the Summary of Rights to Purchase Common Shares) is attached hereto as an Exhibit and is incorporated herein by reference. The forgoing description of the Rights is qualified by reference to such Exhibit.

Item 2.  Exhibits

                                                                   Incorporation
Exhibit                                                             by Reference
Number                          Description of Document          (if applicable)

  1. Rights Agreement, dated as of June 18, 1998, between SPSS Inc. and Harris Trust and Savings Bank, which includes as exhibits the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B.

2.       Restated Certificate of Incorporation of SPSS Inc.                 *3.2
         from the State of Delaware.

3.       By-Laws of SPSS Inc.                                               *3.4



* Previously filed with Amendment No. 2 to Form S-1 Registration Statement of SPSS Inc., filed on August 4, 1993.

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



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:            June 18, 1998

                                SPSS Inc.


                                By:      /s/ Jack Noonan
                                         Jack Noonan
                                         President and Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit No.   Description                                    Sequential
                                                             Page Number

    1. Rights Agreement, dated as of June 18, 1998 between SPSS Inc. and Harris Trust and
              Savings Bank.


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